Exhibit 99.1

Satellos Announces First Participant Dosed in Phase 2 Pediatric Study of SAT-3247 for Duchenne Muscular Dystrophy

•	BASECAMP, a three-month, randomized, double-blind, placebo-controlled study, will evaluate SAT-3247’s safety and tolerability, and effect on muscle force, muscle quality and muscle regeneration

TORONTO, February 12, 2026 (BUSINESS WIRE) — Satellos Bioscience Inc. (TSX: MSCL, OTCQB: MSCLF) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced that the first participant has been dosed in BASECAMP, a three-month, randomized, double-blind, placebo-controlled, proof-of-concept, Phase 2 pediatric study of SAT-3247 for Duchenne muscular dystrophy (“Duchenne” or “DMD”).

The study will evaluate SAT-3247 in 51 ambulatory children with DMD aged 7, 8 or 9 years of age. Primary endpoints include safety, tolerability and effect on muscle force. Secondary endpoints will assess SAT-3247’s impact on muscle quality, function and regeneration.

“Designed as a potential pivotal trial, BASECAMP marks a significant step for Satellos in evaluating the therapeutic potential of SAT-3247 in children living with Duchenne,” said Satellos Co-founder and CEO Frank Gleeson. “Data generated from BASECAMP could play a meaningful role in accelerating the development of SAT-3247 as a novel treatment for this disease.”

The BASECAMP trial is actively enrolling, and Satellos plans to establish 25 sites for the study at clinical centers in the United States, Europe, the United Kingdom, Australia, Canada and Serbia.

“BASECAMP will focus on an important period in Duchenne when muscle health and function begin to decline more rapidly,” said Satellos Chief Medical Officer Wildon Farwell, M.D. “Treatment options remain limited for this devastating disease, and this study will evaluate a novel approach to potentially increase muscle regeneration and thereby improve function among children with Duchenne.”

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug being developed by Satellos as a novel treatment to regenerate skeletal muscle that is lost in Duchenne and other degenerative or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD, independent of dystrophin and regardless of exon mutation status.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD. Satellos is also working to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for SAT-3247, the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP clinical trial; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 26, 2025 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Liz Williams, CFO, ir@satellos.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com